Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141881

Prospectus Supplement No. 5
(to Prospectus dated May 15, 2007)

This Prospectus Supplement No. 5 supplements and amends the prospectus dated May 15, 2007, as supplemented to date, which we refer to as the Prospectus. The Prospectus relates to the sale from time to time of up to 6,892,527 shares of common stock of Corcept Therapeutics Incorporated by certain selling stockholders.  We will not receive any of the proceeds from the sale of shares by the selling stockholders.

On August 21, 2007, we filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that, on August 16, 2007, we entered into a Common Stock Purchase Agreement, which we refer to as the agreement, with the purchasers named therein, a copy of which was filed as Exhibit 10.1 to the Form 8-K filed on August 21, 2007. Pursuant to the agreement, we agreed to sell an aggregate of 4,790,473 shares of our common stock to the purchasers at a price of $2.10 per share, for aggregate proceeds of approximately $10.1 million.

We completed the initial closing of the offering on August 17, 2007, selling 3,599,997 shares of common stock, par value $0.001, at the purchase price of $2.10 per share for proceeds of $7.6 million.  The purchasers in the initial closing included Paperboy Ventures LLC, Sutter Hill Ventures and Alta Partners LLP, all venture capital firms that are currently significant stockholders.  The purchasers also included G. Leonard Baker, Jr., Joseph C. Cook, Jr., David L. Mahoney and James N. Wilson, who are members of our board of directors, and other qualified investors. Allen Andersson, a member of our board of directors, is the chairman of Paperboy Ventures.  Mr. Baker is a partner and managing director of Sutter Hill Ventures.  Alix Marduel, M.D., a member of our board of directors, is a managing director of Alta Partners.

On September 25, 2007, we filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that on September 24, 2007, after receiving approval at a special meeting of stockholders, we completed the second closing under the agreement, selling an additional 1.2 million shares of common stock at the purchase price of $2.10 per share to Paperboy Ventures LLC for additional proceeds of $2.5 million, fulfilling its remaining commitment to purchase shares.

This Prospectus Supplement No. 5 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 5 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq Capital Market under the symbol “CORT.” On September 25, 2007, the closing price of our common stock was $4.54.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 4 of the Prospectus and on page 20 of our Form 10-Q for the quarter ended June 30, 2007, which was filed with Prospectus Supplement No. 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement No. 5 are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 5 is September 26, 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Date of Report: September 24, 2007 (Date of earliest event reported)
Corcept Therapeutics Incorporated (Exact name of registrant as specified in its charter)

DE (State or other jurisdiction of incorporation)	000-50679 (Commission File Number)	77-0487658 (IRS Employer Identification Number)

149 Commonwealth Drive, Menlo Park, CA (Address of principal executive offices)		94025 (Zip Code)
650-327-3270 (Registrant's telephone number, including area code)

Not Applicable (Former Name or Former Address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On August 16, 2007, Corcept Therapeutics Incorporated (the "Company") entered into a Common Stock Purchase Agreement (the "Agreement") with the purchasers named therein (the "Purchasers"). Pursuant to the Agreement, the Company agreed to sell an aggregate of 4,790,473 shares of common stock, par value $0.001, to the Purchasers at a price of $2.10 per share, for aggregate proceeds of approximately $10.1 million (the "Offering").

The Company completed the initial closing of the Offering on August 17, 2007, selling 3,599,997 shares of common stock, par value $0.001, at the purchase price of $2.10 per share for gross proceeds of $7.6 million. The Purchasers in the initial closing included Paperboy Ventures, LLC, Sutter Hill Ventures and Alta Partners, LLP, all venture capital firms that are currently significant shareholders of the Company. The Purchasers also included G. Leonard Baker, Jr., Joseph C. Cook, Jr., David L. Mahoney and James N. Wilson, who are members of the Company's board of directors, and other qualified investors. Allen Andersson, a member of the Company's board of directors, is the chairman of Paperboy Ventures. Mr. Baker is a partner and managing director of Sutter Hill Ventures. Alix Marduel, M.D., a member of the Company's board of directors, is a managing director of Alta Partners.

On September 24, 2007, after receiving approval at a special meeting of stockholders, the Company completed the second closing under the agreement selling an additional 1,190,476 shares of common stock, par value $0.001, at the purchase price of $2.10 per share to Paperboy Ventures LLC for additional proceeds of $2.5 million.

The financing is exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) the Securities Act of 1933, as amended, and Regulation D under the Securities Act of 1933, as amended.

The securities sold and issued in connection with the Agreement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, the Company has agreed to file a registration statement with the Securities and Exchange Commission for purposes of registering the resale of certain of the share of common stock issued in the private placement within two business days following the filing of its Form 10-K for its fiscal year ending December 31, 2007.

The foregoing description of the transaction is only a summary and is qualified in its entirety by reference to the Agreement, a copy of which was filed as Exhibit 10.1 to the Company's Form 8-K filed on August 21, 2007, and which is hereby incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities

The information called for by this item is contained in Item 1.01, which is incorporated herein by reference.

Item 8.01. Other Events

On September 25, 2007, the Company issued the press release attached hereto as Exhibit 99.1 regarding the transaction described in this report.

Item 9.01. Financial Statements and Exhibits

(a) Financial statements:
            None
(b) Pro forma financial information:
            None
(c) Shell company transactions:
            None
(d) Exhibits
            99.1       Press Release of Corcept Therapeutics Incorporated dated September 25, 2007

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 25, 2007	CORCEPT THERAPEUTICS INCORPORATED By: /s/ Anne LeDoux Anne LeDoux Vice President & Controller

Exhibit Index
Exhibit No.	Description
99.1	Press Release of Corcept Therapeutics Incorporated dated September 25, 2007

Corcept Therapeutics Completes Second Closing Under August Private Equity Financing Agreement
MENLO PARK, CA -- 09/25/2007 -- Corcept Therapeutics Incorporated (NASDAQ: CORT) today announced the successful completion of the second closing as part of the private placement financing agreement dated August 16, 2007.

On August 20, 2007, the Company announced that it had entered into a financing agreement to sell a total of approximately 4.8 million shares of its common stock at a price of $2.10 per share, pursuant to a definitive agreement dated as of August 16, 2007 entered into with accredited investors. The Company completed the initial closing of the financing on August 17, 2007, selling approximately 3.6 million shares of its common stock at the purchase price of $2.10 per share for proceeds of $7.6 million. The investors in the initial closing included Paperboy Ventures LLC, who is currently the largest shareholder of Corcept, Sutter Hill Ventures and Alta Partners, LLP, venture capital firms that are currently significant shareholders in Corcept, and various entities and individuals related to these firms, members of the Corcept Board of Directors, Joseph C. Cook, Jr., David L. Mahoney, G. Leonard Baker and James N. Wilson, and other accredited investors.

On September 24, 2007, after receiving approval at a special meeting of stockholders, the Company completed the second closing under this financing agreement, selling an additional 1.2 million shares of common stock at the purchase price of $2.10 per share to Paperboy Ventures LLC to fulfill its remaining commitment for additional proceeds of $2.5 million. After completing this second closing, gross proceeds to Corcept as a result of this financing round totaled $10.1 million.

Corcept intends to use the proceeds of this financing to conduct the next Phase 3 clinical trial evaluating CORLUX® for the treatment of the psychotic features of psychotic depression, to conduct studies to extend and confirm the results of its recent study of CORLUX for the management of antipsychotic-induced weight gain, to continue development of its new chemical entities and for general corporate purposes, including working capital.

The securities sold and issued in connection with the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, Corcept has agreed to file a registration statement with the Securities and Exchange Commission for purposes of registering the resale of all of the common stock issued in the private placement within two business days following the filing of its Form 10-K for its fiscal year ending December 31, 2007.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Any offering of Corcept Therapeutics Incorporated common stock under the resale registration statement will be made only by means of a prospectus.

Statements made in this news release, other than statements of historical fact, are forward-looking statements. Such statements include, without limitation, the intended use of the proceeds from the offering and the projected date for the filing of a registration statement for resale of the shares that have been sold. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other risk factors are set forth in the Company's SEC filings, all of which are available from our website (www.corcept.com) or from the SEC's website (www.sec.gov). We disclaim any intention or duty to update any forward-looking statement made in this news release.

CONTACT:
Joseph K. Belanoff, M.D.
Chief Executive Officer
Corcept Therapeutics
650-327-3270
IR@corcept.com
www.corcept.com